FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of JUNE, 2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

        1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E
                  3V7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    JUNE 17, 2002                     By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                             Nick DeMare
                                             Director
                                             (Signature)*

      *Print the name and title of the signing officer under his signature.


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                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
   Section 80(1) of the Securities Act, Saskatchewan (the "Saskatchewan Act")


1.   Reporting Issuer

     The full name of the Issuer is HILTON PETROLEUM LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, British Columbia   V6E 3V7
     Phone: (604) 685-9316

2.   Date of Material Change

     June 17, 2002

3.   Press Release

     The press release was released on June 17, 2002 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.   Summary of Material Change(s)

     See attached press release for details.

5.   Full Description of Material Change

     See attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act Not Applicable

7.   Omitted Information

     Not Applicable




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                                      - 2 -




8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare,
     Director
     Phone: (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 26th day of June, 2002.




                                           "Nick DeMare"
                                           -------------------------------------
                                            Nick DeMare, Director



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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                        Investor Relations 1-888-303-3361
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------


NEWS RELEASE                                                       June 17, 2002

                                Corporate Update

Mr. Don Busby, CEO of the Company, provides this update, as a follow-up to previous news releases.

Convertible Debentures

On May 27, 2002, the Company announced that the conversion terms of the Company's debentures had been amended. The debentures will be convertible at $0.50 per share through June 18, 2002.

As at June 14, 2002, approximately $2.7 million of debentures, comprising of $1,493,500 of the 9% debentures and $1,189,000 of the 10% debentures have been converted. Of the debentures converted, insiders have converted $1,300,000 of the 9% debentures.

East Lost Hills

On May 29, 2002, the Company announced an agreement in principle regarding the East Lost Hills #4 and #9 wells. A formal agreement between the Company, the operator and certain other participants in the East Lost Hills joint venture has now been finalized. There has been no change in the essential terms of the agreement in principle. The completion of this agreement has extinguished approximately US $4.8 million in debts and has relieved the Company of any further funding obligations for the ELH #4 and #9 wells.

Testing of the ELH #9 well has now commenced. Testing of the ELH #4 well will begin immediately after testing of the ELH #9 well is complete.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and, in the United States, on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888- 303-3361.

ON BEHALF OF THE BOARD

/signed/ Donald Busby
Donald W. Busby, Chairman
/

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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